Hamilton Square
600 Fourteenth Street, N.W.
Washington, DC  20005-2004
202.220.1200
Fax 202.220.1665

January 22, 2007

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Attention:	Barbara C. Jacobs
Assistant Director, Division of Corporation Finance

Re:	NAVTEQ Corporation
Amendment No. 1 to Registration Statement on Form S-4
Commission File No. 333-139536

Dear Ms. Jacobs:

On behalf of NAVTEQ Corporation (the “Company”), in connection with the Company’s Registration Statement on Form S-4 (File No. 333-139536) (the “Registration Statement”), we are hereby responding to comments provided by the staff of the Securities and Exchange Commission contained in your letter dated January 17, 2007.  Page references contained in the responses are to Amendment No. 1 to the Registration Statement, which is being filed simultaneously via EDGAR with this response letter.  For convenience of reference, each of your comments is reproduced below, prior to the related Company response.

We also are forwarding, via courier, a copy of this letter and courtesy copies of Amendment No. 1 to the Registration Statement, marked to show changes from the Registration Statement as originally filed.  In addition to addressing the comments raised by the staff in the comment letter, the Registration Statement has been revised to update other disclosures presented therein.

Cover Page

1.                                      So that Traffic.com stockholders may more readily understand how the transaction will affect them individually, please clarify on the cover page that Traffic.com stockholders are not guaranteed to receive the amount of cash or NAVTEQ common stock that they request on their election form. In this regard,

Philadelphia	Boston	Washington, D.C.	Detroit	New York	Pittsburgh

Berwyn	Harrisburg	Orange County	Princeton	Wilmington

www.pepperlaw.com

given the limitations that have been imposed on the cash and equity components of the consideration, your disclosure should make clear that pro-rata adjustments may be made depending on the elections of other Traffic.com stockholders.

In response to your comment, the cover page has been revised to include disclosure, similar to that presented elsewhere in the document, informing Traffic.com stockholders that they are not guaranteed to receive the amount of cash or NAVTEQ common stock that they request on their election forms, and that pro-rata adjustments may be made depending on the elections of other Traffic.com stockholders.

Opinion of Susquehanna Financial Group, LLP to the Special Committee of

Traffic.com’s Board of directors, page 72

2.                                      We notice your disclosure that “[t]he summary of Susquehanna’s opinion in this proxy statement/prospectus is qualified in its entirety by reference to the full text of its written opinion….”  A qualification of this type appears to be inconsistent with the requirement that all material information be provided in the prospectus.  Please revise this and other substantially similar disclosure throughout your prospectus.

In response to your comment, the cited language has been revised to remove the qualification.  Please see page 72.  In addition, similar changes have been made in the proxy statement/prospectus in instances in which similar language was included in the original filing.

Where You Can Find More Information, page 182

3.                                      Revise to include the Current Report of Navteq on Form 8-K filed on August 15, 2006 and all applicable current reports filed after the initial filing of the registration statement or otherwise advise.

The list of incorporated documents has been revised to include the August 15, 2006 Form 8-K filing and all other applicable Form 8-K current reports filed subsequent to the initial filing of the Registration Statement, in response to your comment.  Please see page 182.

Part II — Information Not Required in Prospectus

Undertakings

4.                                      Please provide the undertakings set forth in Item 512(a)(1), (2), (3), (5) and (6) of Regulation S-K, as applicable, or otherwise advise.

Item 22 of Part II of the Registration Statement has been revised to include the required undertakings pursuant to Item 512(a)(1), (2), (3) and (5) of Regulation S-K.  As discussed with the staff, the Company does not believe that Item 512(a)(6) is applicable under the circumstances, as the type of distribution of securities involved in this transaction is not of the type referred to in the Item.

Exhibits and Financial Statement Schedules

5.                                      We refer you to the Opinion of Pepper Hamilton LLP, relating to tax matters.  More specifically, we note that the opinion states that “the discussion contained in the Registration Statement…is a fair and accurate summary of the material U.S. federal income tax consequences of the Merger applicable to Company stockholders.”  As drafted, it does not appear that counsel of opining on the tax consequences of the merger applicable to Traffic.com security holders.  Rather, it appears as though counsel is only addressing the fairness and/or accuracy of the prospectus disclosure.  Please revise your opinion or advise.

The Pepper Hamilton LLP opinion relating to tax matters has been revised in response to your comment, and has been re-filed as Exhibit 8.1 to the Registration Statement.

NAVTEQ Form 10-K for the fiscal year ended December 31, 2005

6.                                      We note your statement that any “control system, no matter how well designed and operated…can provide only reasonable, not absolute, assurance that its objectives will be met.”  Please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level.  In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures.  Please refer to Section II.F.4 of Management’s Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238.

In response to your comment, the Company respectfully requests that it be permitted to address your comment in its Form 10-K filing for the fiscal year ended December 31, 2006.  The Company undertakes to include requested language that is consistent with your comment as follows:

The Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) are designed to provide reasonable assurance that information required to be disclosed by the Company in the reports it files or submits under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission and that such information is accumulated and communicated to the Company’s management, including its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.  As required by Rule 13a-15(b) under the Exchange Act, the Company’s management carried out an evaluation, with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2006. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2006, the Company’s disclosure controls and procedures were effective in providing such reasonable assurance.

In addition, with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2005, the Company hereby supplementally confirms that the Company’s disclosure controls and procedures were designed to provide reasonable assurance of achieving their objectives and that the Company’s Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective at that reasonable assurance level.

Please direct any questions concerning Amendment No. 1 to the Registration Statement or this response letter to the undersigned at 202.220.1513.

Very truly yours,

/s/ Thomas L. Hanley

Thomas L. Hanley

cc (w/o enclosures):

Securities and Exchange Commission

Jay Ingram Jeff Werbitt

NAVTEQ Corporation

Lawrence M. Kaplan, Esq. Jason S. Rice, Esq.

Traffic.com, Inc.

Brian J. Sisko, Esq.

Klehr, Harrison, Harvey, Branzburg & Ellers LLP

William W. Matthews, Esq. Barry Siegel, Esq.